INTERNATIONAL COMMERCIAL TELEVISION INC.


   COMMENT LETTER RESPONSES FOR FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005
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    AND THE QUARTERS ENDED MARCH 31, 2006, JUNE 30, 2006 AND SEPTEMBER 30, 2006
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FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005
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1.   We will file any future amendments to the filings separately on EDGAR, with the appropriate certifications.


Notes to the Consolidated Financial Statements
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Note 1. Summary of Significant Accounting Policies
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Stock  Options
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2. Paragraph 48 of SFAS 123 states:

48. For options outstanding at the date of the latest statement of financial position presented, the range of exercise prices (as well as the weighted-average exercise price) and the weighted-average remaining contractual life shall be disclosed. If the range of exercise prices is wide (for example, the highest exercise price exceeds approximately 150 percent of the lowest exercise price), the exercise prices shall be segregated into ranges that are meaningful for assessing the number and timing of additional shares that may be issued and the cash that may be received as a result of option exercises. The following information shall be disclosed for each range:

     a. The number, weighted-average exercise price, and weighted-average remaining contractual life of options outstanding
     b. The number and weighted-average exercise price of options currently exercisable.


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Our Note contains the following information:


The  number  of  options  outstanding:                                 1,209,000
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The weighted average exercise price of options outstanding:                $0.47
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The weighted average remaining contractual life of options outstanding:  5 years
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The  number  of options currently exercisable                            862,500
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The weighted average exercise price of options currently exercisable:      $0.25
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All  the  above  information  is included in our Note for both 2005 and 2004. We trust this satisfies the disclosure requirements. If not, please specify exactly what it is we are missing.

Note 9 Segment Reporting
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3.   SFAS 131 paragraph 37 states:

An enterprise shall report the revenues from external customers for each product and service or each GROUP OF SIMILAR PRODUCTS and services unless it is
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impracticable  to  do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.

In  Note  9  we have reported revenues from external customers for each GROUP OF
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SIMILAR products. In 2005 and in 2004, most of our infomercial product sales are
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from  one  infomercial  product,  the Derma Wand (93% and 89% respectively). The remaining sales are from 3rd party products and were not considered to be material enough to be disclosed separately, as the information was not considered important for internal reporting purposes.


Form 10-QSB for Fiscal Quarter Ended March 31, 2006
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Consolidated Statements of Deficiency in Assets, page 4
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4. We have corrected the Consolidated Statements of Deficiency to conform to the components  of  equity  set  forth  on  the  balance  sheet.

Notes to the Consolidated Financial Statements, page 6
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Note 1. Summary of Significant Accounting Policies, page 6
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Shipping  and  Handling,  page  8
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5.  This  note has now been corrected and modified to reflect the classification required  by  Issue  1  and  2  of  EITF  00-10.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006
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6.  All applicable comments from above and previous letters have been addressed.

Financial Statements
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7.  This  has now been revised to reflect the change in accounting treatment for the  extinguishment  of  the  liability.

Consolidated Statements of Cash Flows, page 5
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8.  This  non-cash  transaction  has now been revised to present the share-based payment as a non-cash charge in cash flows from operating activities.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006
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9.  All  above  comments  from  this  letter  and all previous letters have been addressed  on  this  form  10-QSB.